October 3, 2011

The Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Staff Review of Pioneer Variable Contracts Trust Financial Statements

Ladies and Gentlemen:

This letter is to respond to comments received on August 25, 2011 from Mr. Tony Burak of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of annual reports dated December 31, 2010 for various portfolios (“Portfolios”) of Pioneer Variable Contracts Trust (the “Trust”) and certain other filings of the Portfolios. The Portfolios serve as investment vehicles for variable annuity and variable life insurance contracts offered by the separate accounts of various insurance companies, and also are offered to certain qualified plans.

All Portfolios

1.      Comment: The Staff noted that each expense example should include disclosure that expenses shown in the table do not reflect any fees or charges of the variable insurance product. The Staff requested that such disclosure be included in future annual reports.

Response: The Trust will modify the disclosure as follows:

“Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transaction costs, such as sales charges (loads) that are charged at the time of the transaction or any fees or other expenses of any variable annuity or variable life insurance product. Therefore, the table below is useful in comparing ongoing costs only and will not help you determine the relative total costs of owning different variable annuities. In addition, if these transaction costs were included, your costs would have been higher.”

Pioneer Emerging Markets VCT Portfolio

2.      Comment: In the schedule of investments on page 7 of the annual report, the Staff noted that the security “Hypermarcas SA” appears twice. Please confirm if this is correct.

Response: The Trust confirms that these are two different securities and are properly reported separately on the Schedule of Investments. The Trust’s 123,956 share position in Hypermarcas SA is a common stock position. The other Hypermarcas SA position of 136 shares represents a bundled unit consisting of a combination of bonds and warrants. The disclosure of the smaller, debt-oriented position being denominated in units rather than shares was inadvertently omitted.

3.      Comment: With respect to securities lending collateral on page 8 of the annual report, the Staff noted that for commercial paper the principal amount should be higher that the market value.

Response: The Trust agrees with the Staff’s comment and will verify the accuracy of its principal amounts for future reporting cycles.

4.      Comment: With respect to securities lending collateral on page 8 of the annual report, the Staff noted that for commercial paper the names of a number of issuers are abbreviated. The Staff requested that future reports state the full name of each commercial paper issuer.

Response: The Trust agrees with the Staff’s comment and will report each issuer’s full name in future reports.

5.      Comment: The Staff stated that Regulation S-X (§ 210.12–12) requires that repurchase agreements be stated separately showing for each the name of the party or parties to the agreement, the date of the agreement, the total amount to be received upon repurchase, the repurchase date and description of securities subject to the repurchase agreements. The Staff noted that not all of this information was shown for each repurchase agreement. The Staff requested that future annual reports include all of this information for repurchase agreements.

Response: The Trust agrees with the Staff’s comment and will report all repurchase agreements in accordance with Regulation S-X (§ 210.12-12) regardless of whether they were purchased directly by the Trust or held as collateral through the security lending program.

Pioneer Growth Opportunities VCT Portfolio

6.      Comment: The Staff noted that the Schedule of Investments on page 8 of the annual report states that the Portfolio owned 20,000 shares of iShares Russell 2000 Growth Exchange Traded Fund as of December 31, 2010. However, the Staff noted that Footnote (b) on page 9 of the annual report indicates that 45,800 shares of iShares Russell 2000 Growth Exchange Traded Fund were out on loan as of December 31, 2010. Please explain the difference in number of shares.

Response: The number of shares in the Schedule of Investments is correct as of December 31, 2010 as the Trust had sold a portion of its position in iShares Russell 2000 Growth Exchange Traded Fund. This trading activity was inadvertently not reflected in the number of shares of this security that were out on loan in Footnote (b).

Pioneer Strategic Income VCT Portfolio

7.      Comment: With respect to Class II shares, the Staff noted substantial redemption activity for fiscal years ended December 31, 2010 and December 31, 2009. Please explain the nature of this activity and any actions taken.

Response: Certain of the referenced transaction activity reflects trading patterns of underlying accounts. In 2010, after a review of omnibus-level shareholder activity considered potentially disruptive to the Portfolio, Pioneer Funds Distributor, Inc. (PFD), the distributor of the Portfolio’s shares, contacted the insurance company associated with the omnibus account seeking additional information regarding underlying account activity. Subsequently, PFD requested the insurance company to restrict further purchase activity from identified underlying accounts. The insurance company cooperated in these efforts.

Pioneer Ibbotson Asset Allocation Series VCT Portfolios

8.      Comment: With respect to the Schedules of Investments, the Staff noted that a security should be identified as non-income producing where no dividend is produced. The Staff requested that this designation be made in future annual reports.

Response: The Trust agrees with the Staff’s comment and will report all such underlying funds as non-income producing in future reports.

9.      Comment: With respect to the Statements of Operations, the Staff noted that Regulation S-X requires that capital gain distributions be shown separately for underlying funds. The Staff requested that this change be made in future annual reports.

Response: The Trust agrees with the Staff’s comment and will separately disclose all capital gain distributions from underlying funds in future reports.

10.    Comment: The Staff noted that the Trust filed Form N-Q on EDGAR on May 27, 2011 and subsequently on June 23, 2011. The Staff requested that the Trust explain the reason for the second filing. The Staff also noted that in the future any amended Form N-Q should be filed with the designation “N-Q/A.”

Response: The Trust re-filed Form N-Q on June 23, 2011 because it realized that the Schedule of Investments for one of its Portfolios was missing from the original filing. The second Form N-Q filing was complete. Going forward, the Trust will designate any amendment to Form N-Q as N-Q/A.

11.    Comment:

(a) The Staff noted that Item 2 of Form N-CSR requires a registrant to state if it has adopted a code of ethics that applies to the registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party. If the registrant has not adopted such a code of ethics, explain why it has not done so.

Response: The Trust confirms that it has adopted, as of the end of the period covered by the report, a code of ethics that applies to the Trust’s principal executive officer, principal financial officer, principal accounting officer and controller.

(b) The Staff noted that Item 12(f)(1) of Form N-CSR requires a registrant to (1) file with the Commission, pursuant to Item 10(a), a copy of its code of ethics that applies to the registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as an exhibit to its annual report on Form N-CSR; (2) post the text of such code of ethics on its Internet website and disclose, in its most recent report on Form N-CSR, its Internet address and the fact that it has posted such code of ethics on its Internet website; or (3) undertake in its most recent report on Form N-CSR to provide to any person without charge, upon request, a copy of such code of ethics and explain the manner in which such request may be made.

Response: The Trust confirms that, going forward, it will satisfy Item 12(f)(1) of Form N-CSR by filing a copy of its code of ethics as an exhibit to its annual report on Form N-CSR.

12.    Comment: The Staff of the Commission requested that the Trust provide certain “Tandy” acknowledgments with the Trust’s response to the Staff’s comments.

Response: The Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly at 617-422-4468 if you require any further clarification.

Very truly yours,

/s/ Mark E. Bradley

Mark E. Bradley

Treasurer, Pioneer Funds